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                                       Filed by FEI Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                                  under the Exchange Act of 1934
                                                    Subject Company: FEI Company
                                        Commission File No.: 0-22780

[LOGO]

The Structural Process Management Company

FEI + VEECO INSTRUMENTS = OPPORTUNITIES PLUS


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THE MERGER PROPOSAL
                                                                       [GRAPHIC]
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                                   THE STRUCTURAL PROCESS MANAGEMENT COMPANY-TM-

- Announced today, July 12, 2002
- Combining FEI and Veeco to create

                                     [LOGO]

- World leader in advanced 3D metrology and process equipment solutions
  - 3rd largest metrology company
  - 6th largest semiconductor capital equipment
- Proforma combined 2001 revenues: $825 million

                                                                          [LOGO]

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TERMS OF THE DEAL

- FEI shareholders to receive 1.355 shares of Veeco FEI stock
- Ownership: approximately 60% FEI (incl.15% Philips), and 40% Veeco
- Headquarters: Woodbury, NY (Long Island)

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A STRATEGICALLY COMPELLING MERGER

- Creates a leader in the metrology and process equipment space -- #1 in 3D solutions
- Combination of strong technology portfolios creating growth products
  - New products for existing customers; new markets
- Expanded global scale & market presence
  - Enhanced sales channels
  - Better customer support
- Combined strength of experienced management team
  - Depth of market knowledge
  - Experienced at building companies

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WHO IS VEECO INSTRUMENTS?

- Designs, manufactures and markets process and metrology equipment
- Industries served:
  - Semiconductor
  - Data storage
  - Telecom/wireless
  - Research

[LOGO]

- Approx.1,320 employees at June 30, 2002
- Blue chip customer base
  - IBM
  - Seagate
  - TDK
  - Sony
  - Headway
  - Fujitsu
  - Nortel

                                 www.veeco.com

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WHO IS VEECO INSTRUMENTS?

- 2001 v. 2000 highlights:
  - Revenues: $449 million, up 19%
  - EBIDTA: $58 million, up 31%
  - Operating income: $20.3 million, up 186%
  - Pro forma EPS: $1.44, up 22%

[LOGO]

[PIE CHART]

                                 www.veeco.com

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MERGER ADVANTAGES...

- Veeco FEI will be a LEADER IN 3D METROLOGY AND PROCESS TECHNOLOGIES

- Faster PATH TO $1 BILLION revenue goal

- Greater reach into COMPLEMENTARY CORE MARKETS WITHOUT COMPETING PRODUCTS:
  - semiconductor, data storage, optical and wireless, and scientific research (industry and institute) markets

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MERGER ADVANTAGES...

- Merger leverages expertise and assets of both companies to improve business proposition and prospective growth
- Continued focus on growth and building a Tier I company
  - $8-10 million in cost-saving synergies targeted
  - Minimal reduction in work force
  - Greater career growth opportunities
- Nearly 3,000 employees strong


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MERGER ADVANTAGES...

- Enhanced competitive positioning
  - Geographic stature
    - Broadened North American presence, with Veeco having greater FAB penetration
    - Greater presence in Asia Pacific marketplace
    - FEI presence in Europe an asset to Veeco customer requirements
  - Product leadership, combining "Dual Technology" of SEM/AFM and TEM/AFM
  - Broader customer base and markets

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ADVANTAGES FOR FEI CUSTOMERS

- One-stop shopping
- Offering more complete solutions for data storage industry's process/ structural metrology needs
- Enhancing metrology capabilities to accelerate penetration of 3D metrology in semiconductor fab
- Gaining optical and wireless expertise; potential growth when market returns
- Leveraging complementary product portfolio for new product development and integrated solutions
- Offering broader array of 3D metrology technology
- Heightening ability to assist customers' technology roadmaps
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ADVANTAGES FOR FEI SHAREHOLDERS


- Significant premium on exchanged shares
- Improved financials
  - Anticipate synergies from combined R&D efforts
  - Projecting merger is immediately accretive to Veeco's 2003 consensus analysts' projections on a proforma basis
  - Reduced operating costs
- Veeco FEI more significant player in semiconductor metrology; adding process equipment
- Deeper penetration of data storage market
- Solidifies leadership in nanotechnology
- More tools, greater installed base
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COMBINED VEECO FEI REVENUE COMPOSITION:

                                  [PIE CHART]

                             $825 MILLION IN 2001
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NEW LEADERSHIP STRUCTURE


- Chairman & Chief Strategy Officer - Vahe Sarkissian
- President and CEO - Edward Braun
- CFO - Jack Rein
- Members of both companies' senior management on integration teams
- Other officers and structure determined between now and official closing of merger; no structural changes until close
- 13-member Board: 5 FEI appointees, including Vahe; 1 Philips appointee; 7 Veeco appointees, including Ed
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Q & A

- WILL I LOSE MY JOB?
  - Focus on growth and building company; creating new career opportunities, leveraging the strengths and skills of our combined global workforce
  - There will be some job redundancies and reductions as we integrate our companies, but we expect reductions to be minimal
  - $10 million in annualized synergies targeted

- WHY WILL HQ BE IN NY?
  - CEO and CFO in NY
  - Current Veeco HQ (legally surviving entity)
  - Strategically located between for our major R&D operations in North America and Europe
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- HOW WERE THE CHAIRMAN AND CEO POSITIONS DETERMINED?
  - These were determined based on leadership and management needs of the combined company.

- WHAT HAPPENS TO MY BENEFITS?
  - Nothing right now. After merger completed, plans will be compared and some consolidations could occur.

- WHAT ABOUT THE PROFIT SHARING PROGRAM?
  - For the just completed first half, PSP will be paid in accordance with first half profitability. Our future PSP will will be evaluated in the overall future benefits package.
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- WHAT HAPPENS TO THE EMPLOYEE STOCK PURCHASE PLAN?
  - There will be some changes and these will be defined under a new ESPP for Veeco FEI. We will introduce the new employee stock purchase program soon after the close of the merger.
  - Presuming that the merger is expected to close in the fourth quarter, after August 31, the current ESPP cycle will not be affected.
  - FEI's ESPP will continue until the close of the transaction representing a shortened purchase period for the next cycle beginning September 1. When the merger closes, payroll deductions for FEI's existing ESPP will cease.
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- WILL MY STOCK OPTIONS AUTOMATICALLY VEST?
  - No. FEI stock options will be converted into options of Veeco FEI with no change in their vesting schedules or aggregate exercise price. The price for each option share will be adjusted for the exchange ratio of 1.355 to 1. As an example, for 100 shares of unexercised stock options, an employee will receive an option for 135.55 shares of Veeco FEI. The total grant value of the FEI options will remain the same:

  - Old: 100 FEI shares  x $20 option price  = $2,000 grant value

  - New: 135.5 VF shares x $14.76 new price  = $2,000 grant value
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- HOW CAN I FIND OUT MORE?
  - More comprehensive Frequently Asked Questions (FAQs) posted on FEInet
  - E-mail questions to TheFuture@feico.com
  - Worldwide employee conference call/webcast today:
    - 10 am PDT, 1:00 pm EDT, 7:00 pm European Central Time
    - Webcast and archived on FEInet
    - Selected e-mailed questions to be answered on call
    - E-mail questions to the address above
  - Ongoing news and information information updates on FEInet
  - Employee/shareholders will receive proxy/prospectus
  - Ask your supervisor
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WHAT'S NEXT?


- "Steady as she goes," "Recht zo die gaat"
- Focus on your job and creating value
- No organization changes until merger complete; many departments will have no changes
- An integration team will be addressing the combination
- Exciting future ahead
  - Together we will continue to drive our company to greater growth
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A MAJOR MILESTONE ON THE ROAD TO TIER ONE

[GRAPHIC]
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MORE QUESTIONS?


- LISTEN TO THE EMPLOYEE WEBCAST TODAY VIA THE FEINET
    (CALL-IN NUMBERS APPEAR IN THE EMPLOYEE LETTER)

    - SUBMIT QUESTIONS TO TheFuture@feico.com

      - STAY UPDATED VIA THE FEINET

        - TALK WITH YOUR MANAGER

                                     [LOGO]
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ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.


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